Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands International Inc. announces the sale of its Whole Fruit and
    Fruit-a-Freeze assets

    TORONTO, April 2 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) today announced that it, through its subsidiaries, has sold its
Whole Fruit and Fruit-a-Freeze assets to J&J Snack Foods Corp. for cash proceeds of approximately US$4.6 million. The closing of this transaction occurred today, with an effective date of March 30, 2007.
    In addition, the Company announces that it has closed its administrative office in Ronkonkoma, NY and transferred the functions that were conducted in that office to its head office in Markham, Ontario. As a result, the number of employees of the Company has now been reduced to approximately 40, of which approximately 37 work in the company's ice cream and frozen yogurt manufacturing plant in Russellville, Arkansas.
    Following the sale today of its Whole Fruit and Fruit-a-Freeze assets, the Company no longer directly markets for sale any owned brands. The
Company's remaining operating business is its ice cream and frozen yogurt manufacturing plant in Russellville, Arkansas from which the Company provides co-pack manufacturing for third parties. In addition to these operations, the
Company holds some additional real estate assets in New Jersey, Arkansas and
Arizona.
    Following the closing of the Ronkonkoma office, Gary Stevens is no longer the Chief Financial Officer of the Company and has been replaced by Ken
MacKenzie who will be located in the Company's Markham office. Mr. MacKenzie has been an experienced Chief Financial Officer at a variety of Canadian public companies during the course of the last 10 years. And before that was a
Partner at Price Waterhouse where he worked for 20 years.

    About CoolBrands International Inc.: CoolBrands manufactures co-packs and sells ice creams and frozen snacks. For additional information please visit
CoolBrands' website at www.coolbrandsinc.com.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 17:34e 02-APR-07